As Filed with the Securities and Exchange Commission on August 18, 2006.      Registration No.  333-7480

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

POST-EFFECTIVE AMENDMENT NO. 1 TO

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

___________________

INDUSTRIAS BACHOCO, S.A. DE C.V.

(Exact name of issuer of deposited securities as specified in its charter)

Bachoco Industries

(Translation of issuer's name into English)

UNITED MEXICAN STATES

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street, New York, N.Y. 10286

Telephone (212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

____________________

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, N.Y. 10286

Telephone (212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Peter B. Tisne

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York  10271

It is proposed that this filing become effective under Rule 466

[  ] immediately upon filing

[  ] on (Date) at (Time)

If a separate statement has been filed to register the deposited shares, check the following box. [  ]

____________________

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item 1.  Description of the Securities to be Registered

CROSS REFERENCE SHEET

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus
(1) Name and address of Depositary	Introductory Paragraph
(2) Title of American Depositary Receipts and identity of deposited securities	Face of American Depositary Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt - upper right corner
(ii) The procedure for voting, if any, the deposited securities	Paragraphs (15) and (16)
(iii) The collection and distribution of dividends	Paragraphs (12), (14) and (15)
(iv) The transmission of notices, reports and proxy soliciting material	Paragraphs (11), (15) and (16)
(v) The sale or exercise of rights	Paragraph (13)
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (12) and (17)
(vii) Amendment, extension or termination of the Deposit Agreement	Paragraphs (20) and (21)
(viii) Rights of holders of receipts to inspect the transfer books of the Depositary and the list of holders of receipts	Paragraph (11)
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (2), (3), (4), (6) and (8)
(x) Limitation upon the liability of the Depositary	Paragraphs (13) and (18)
(3) Fees and Charges	Paragraph (7)

Item 2.  Available Information

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

2(b)

Statement that Industrias Bachoco, S.A. de C.V. is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly, files certain reports with the Commission

Paragraph (11)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  Exhibits

(a)  Form of Amended and Restated Deposit Agreement (including the form of American Depositary Receipt), dated as of __________, 2006, among Industrias Bachoco, S.A. de C.V. (the "Issuer"), The Bank of New York, as Depositary (the "Depositary"), and each Owner and Beneficial Owner from time to time of American Depositary Receipts ("ADRs") issued thereunder. – Filed herewith as Exhibit 1.

(b) Form of letter dated __________, 1997, from the Depositary to the Issuer, relating to the Pre-release of American Depositary Receipts. – Filed previously.

(d)  Opinion of Sullivan & Cromwell, counsel for the Depositary, as to the legality of the securities being registered. – Filed previously.

Item 4.  Undertakings

(a)  The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

(b)  The Depositary hereby undertakes to notify each registered holder of an ADR at least thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, The Bank of New York, on behalf of the legal entity created by the Amended and Restated Deposit Agreement, dated as of __________, 2006, among Industrias Bachoco, S.A. De C.V., The Bank of New York, as Depositary, and each Owner and Beneficial Owner of an American Depositary Receipt issued thereunder certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on August 18, 2006.

By:THE BANK OF NEW YORK,

as Depositary

By:  /s/ Allen R. Murray

Name: Allen R. Murray

Title: Managing Director

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has grounds to believe that it meets all of the requirements for filing on Form F-6 and has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in Celaya, Mexico on July 27, 2006.

INDUSTRIAS BACHOCO, S.A. DE C.V.

  By:

/s/ Cristóbal Mondragón Fragoso

Name: Cristóbal Mondragón Fragoso

Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement or amendment thereto has been signed by the following persons in the capacities indicated on July 27, 2006.

Name

Title

/s/ Cristóbal Mondragón Fragoso

Chief Executive Officer

Cristóbal Mondragón Fragoso

(principal executive officer)

  and Secretary of The Board of Directors

/s/ Daniel Salazar Ferrer

Chief Financial Officer

Daniel Salazar Ferrer

(principal financial

  and accounting officer)

/s/ Francisco Javier R. Bours Castelo

Chairman of the Board of Directors

Francisco Javier R. Bours Castelo

/s/ Mario Javier Robinson Bours Almada

Proprietary Shareholder Director

Mario Javier Robinson Bours Almada

/s/ Juan Bautista S. Robinson Bours Almada

Proprietary Shareholder Director

Juan Bautista S. Robinson Bours Almada

/s/ Jesús Enrique Robinson Bours Muñoz

Proprietary Shareholder Director

Jesús Enrique Robinson Bours Muñoz

/s/ Jesús Rodolfo Robinson Bours Muñoz

Proprietary Shareholder Director

Jesús Rodolfo Robinson Bours Muñoz

/s/ Arturo Bours Griffith

Proprietary Shareholder Director

Arturo Bours Griffith

/s/ Octavio Robinson Bours Griffith

Proprietary Shareholder Director

Octavio Robinson Bours Griffith

/s/ Ricardo Aguirre Borboa

Independent Director

Ricardo Aguirre Borboa

/s/ Avelino Fernández Salido

Independent Director

Avelino Fernández Salido

/s/ Humberto Schwarzbeck Noriega

Independent Director

Humberto Schwarzbeck Noriega

PUGLISI & ASSOCIATES

Authorized Representative in the United States.

By: /s/ Donald J. Puglisi

      Donald J. Puglisi

INDEX TO EXHIBITS

Exhibit Number
1	Amended and Restated Deposit Agreement, dated as of ___________, 2006, among the Issuer, the Depositary and each Owner and Beneficial Owner from time to time of ADRs issued thereunder.